MAINGATE TRUST
AMENDED AND RESTATED RULE 18f-3 MULTIPLE CLASS PLAN

MAINGATE MLP FUND

MainGate Trust (the “Trust”), on behalf of the MainGate MLP Fund (the “Fund”), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares of the Fund.  A majority of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust (as defined in the 1940 Act), has determined in accordance with Rule 18f-3(d) that the following plan (the “Plan”) is in the best interests of each class individually and the Fund as a whole:

1. Class Designation.  The Fund may from time to time offer one or more of the following three classes of shares: Class A shares, Class C shares, and Class I shares.

2. Class Characteristics.  Each class of shares will represent interests in the same portfolio of investments and will be identical in all respects to the other class, except as set forth below:

Class A:
Class A shares are offered for sale subject to a maximum front end sales charge of 5.75%, subject to certain exceptions as set forth in the Fund’s registration statement.  Class A shares are subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of 0.25% of the average daily net assets of the Fund attributable to Class A shares, computed on an annual basis.  The 12b-1 fee may be paid to the Fund’s adviser or any broker-dealer or financial institution to help defray the cost of distributing Class A shares or servicing Class A shareholders, including sales and marketing expenses.

Class C:
Class C shares are offered for sale at net asset value without the imposition of an initial sales charge.  Class C shares are offered by participating dealers to the general public.  Class C shares are subject to a distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, which provides for an annual distribution fee of 1.00% of the average daily net assets of the Fund attributable to Class C shares, computed on an annual basis (0.75% to help defray the cost of distributing Class C shares and 0.25% for servicing Class C shareholders).

Qualifying dealers who sell Class C shares will receive a payment of up to 1.00% of the amount invested in Class C shares.  In addition, the dealer may also receive an annual 12b-1 fee of up to 1.00% from the Fund.  A Class C shareholder will be assessed a contingent deferred sales charge (“CDSC”) of 1.00% if the shares are redeemed within one year of purchase.  Class C shares purchased with reinvested dividends will not be subject to a CDSC.

Class I:	Class I shares are offered for sale at net asset value without the imposition of a sales charge or 12b-1 fee.

3. Expense Allocations.  The following expenses for the Fund will be allocated on a class-by-class basis, to the extent applicable and practicable: (i) fees under the distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act; (ii) accounting, auditor, litigation or other legal expenses relating solely to a particular class; and (iii) expenses incurred in connection with shareholder meetings as a result of issues relating to a particular class.  Income, realized and unrealized capital gains and losses, and expenses of the Fund not allocated to a particular class will be allocated on the basis of the net asset value of each class in relation to the net asset value of the Fund.  Notwithstanding the foregoing, a service provider for the Fund may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 of the 1940 Act.

4. Conversions.  Class A shares held by a shareholder eligible to purchase Class I shares may be exchanged, at the holder’s option, for Class I shares.  Class A shares held by shareholders through an investment adviser, broker-dealer or other financial intermediary in fee-based programs may, at the financial intermediary’s option, be exchanged for Class I shares, so long as the value of such shares held by the financial intermediary’s customers through the programs totals at least $1,000,000 (or if the financial intermediary expects that the value of shares held by investors through the fee program will reach $1,000,000).  There are no conversion features associated with Class C shares.

5. General.  Shares of each Class will have equal voting rights and liquidation rights, and are voted in the aggregate and not exclusively by Class except in matters where a separate vote is required by the 1940 Act, or when the matter affects only the interest of a particular Class, such as each Class’s respective arrangements under Rule 18f-3 of the 1940 Act.  Each Class will have in all other respects the same rights and obligations as each other Class.  On an ongoing basis, the Board of Trustees will monitor the Plan for any material conflicts between the interests of the Classes of shares.  The Board of Trustees will take such action as is reasonably necessary to eliminate any conflict that develops.  The Fund’s investment adviser and distributor will be responsible for alerting the Board of Trustees to any material conflicts that may arise.  Any material amendment to this Plan must be approved by a majority of the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust, as defined in the 1940 Act.  Each Class is subject to such investment minimums and other conditions of eligibility as are set for in the Fund’s then effective prospectus and statement of additional information.  This Plan is qualified by and subject to the then current prospectus for the applicable Class, which contains additional information about that Class.